SECURITIES AND EXCHANGE COMMISSION

04004421

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SEC FILE NUMBER
8 - 50101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AUGUSTUS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 POND VIEW LANE
(No. And Street)

NEW ROCHELLE	NY	10804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ABESHOUSE — (914) 472-6688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, MARK ABESHOUSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm AUGUSTUS CAPITAL, LLC, as DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

M Abeshouse
Signature

MANAGING PARTNER
Title

Susan E VanVelson
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

AUGUSTUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Augustus Capital, LLC:

We have audited the accompanying statement of financial condition of Augustus Capital, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Augustus Capital, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 24, 2004

AUGUSTUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 416,505
Fees receivable	217,650
Other receivable	47,361
Other	48,971
Total Assets	$ 730,487

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 161,806
Total Liabilities	161,806
Member's Equity	568,681
Total Liabilities and Member's Equity	$ 730,487

The accompanying notes are an integral part of this financial statement.

AUGUSTUS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Augustus Capital, LLC (the "Company"), a Delaware LLC, is a broker-dealer in securities registered with the Securities and Exchange Commission (the"SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The company records income from commissions as earned.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash equivalents consist of shares of a money market fund that are stated at a $414,081, which equals fair value. The Company maintains its cash equivalents in an uninsured money market fund.

No provision for federal, state or local income taxes has been made because the Company is a limited liability company and, therefore, is not subject to income taxes. The Company's income or loss is reportable by its Member on his respective tax return.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6 ⅔ % of aggregate indebtedness. As of December 31, 2003, the Company had net capital of $257,192, which exceeded its requirement of $10,787 by $246,405.

NOTE 3. CONCENTRATION ON RISK

Substantially all of the commission receivable and commission income earned by the Company is received from two entities for which the Company introduced investors. The Company seeks to limit its counterparty risk by regularly reviewing the credit standing of these entities.